
03029684

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP

Tel: 020 7935 4422
www.marksandspencer.com

82-1961

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH. D.C.
187
SECTION

15 August 2003

SUPPL

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange on the 12 August which is being supplied as a follow up for our existing exemption.

Yours faithfully


PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

PATRICIA FARRELL
Company Secretariat
+44 20 7268 3377

dlw 9/3

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street

Issued: Tuesday, 12 August 2003

BARBARA CASSANI APPOINTED AS NON-EXECUTIVE DIRECTOR OF MARKS & SPENCER

Marks and Spencer Group plc has today announced the appointment of Barbara Cassani as Non-Executive Director, with effect from 1 October 2003.

Luc Vandevelde, Chairman said: "I am delighted that Barbara is joining us. She has an impressive track record in one of the toughest industries in the world, with experience of both start-up and established businesses. She will bring a new perspective to the Board, at an exciting time in the Company's development."

Ms Cassani said: "Marks & Spencer is one of the great British brands. I am delighted to be given the opportunity to join the board. I look forward to encouraging new ideas that will strengthen connections with the customers."

Barbara Cassani is Chairman of London 2012, which is bidding to bring the Olympic Games to the Capital. She established the low-cost airline Go in 1997, growing the business into one of the most successful low-cost airlines. Three years later, she led a management buyout of the business from British Airways. Last year Go was bought by easyJet.

Prior to a 10-year career at British Airways, Ms Cassani was a consultant at Coopers and Lybrand. Last year she won the Veuve Clicquot Businesswoman of the Year.

ENDS

For further information, please contact :

Sue Sadler	Corporate Press Office	020 7268 8642
Lisa Attenborough	Corporate PR	020 7268 6166